As filed with the Securities and Exchange Commission on April 8, 2002

Registration No. 333-80851

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO FORM S-1 ON FORM S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

VERITAS SOFTWARE CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	77-0507675 (I.R.S. employer identification no.)

350 Ellis Street

Mountain View, California 94043
(650) 527-8000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Gary Bloom

Chairman of the Board, President and Chief Executive Officer
VERITAS Software Corporation
350 Ellis Street
Mountain View, California 94043
(650) 527-8000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Horace L. Nash, Esq.

Fenwick & West LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 494-0600

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

      The purpose of this Post-Effective Amendment No. 1 is to file this registration statement on a shorter Securities Act registration statement, Form S-3, as permitted by Rule 401(c) under the Securities Act.

Subject to completion. Dated April 8, 2002.

PROSPECTUS

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

484,000 SHARES

VERITAS SOFTWARE CORPORATION

COMMON STOCK

       This prospectus covers the offering of shares of common stock by VERITAS Software Corporation to security holders of TeleBackup Exchangeco Inc., an Alberta corporation, referred to in this prospectus as Exchangeco, in exchange for exchangeable shares of Exchangeco held by those security holders. We will issue one share of our common stock in exchange for each Exchangeco exchangeable share, subject to adjustment for stock splits, consolidations or other similar capital changes. We will not receive any proceeds from the issuance of common stock in exchange for the Exchangeco exchangeable shares. See “Plan of Distribution.”

      Our common stock is listed on the Nasdaq National Market under the symbol “VRTS.” On April 5, 2002, the closing price per share of our common stock was $35.11.

Investment in the common stock offered involves a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 8, 2002.

FORWARD-LOOKING STATEMENTS
SUMMARY
RISK FACTORS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
SIGNATURES
EXHIBIT 23.02
EXHIBIT 23.03

      In connection with this offering, no person is authorized to give any information or to make any representations not contained in or incorporated by reference in this prospectus. If information is given or representations are made, you may not rely on that information or those representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those offered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements regarding our plans, expectations, estimates and beliefs. These statements involve risks and uncertainties, and actual results could differ materially from those reflected in the forward-looking statements. Forward-looking statements in this prospectus are typically identified by words such as “may,” “will,” “should,” “expect,” “intend” “plan,” “believe,” “estimate,” “anticipate,” and other similar expressions, or the negative of such terms. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Readers of this prospectus are cautioned that such forward-looking statements are subject to risks and uncertainties that may cause actual results, events, developments, achievements or performance to be materially different from the results, events, developments or performance expressed, implied or contemplated by the forward-looking statements. We will not necessarily update the information in this prospectus if and when any forward-looking statement later turns out to be inaccurate. Some of the important risks and uncertainties that may affect our future results and performance are described in “Risk Factors” below. Additional information about factors that could affect our future results and events is included in our reports filed with the Securities and Exchange Commission and incorporated by reference in this prospectus.

SUMMARY

      The following summary may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information to which we refer you and the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms “VERITAS,” “we,” “our” and “us” refer to VERITAS Software Corporation and our consolidated subsidiaries, unless otherwise specified.

VERITAS Software Corporation

      VERITAS is a leading independent supplier of storage software products and services. Storage software includes storage management and data protection software as well as clustering, replication and storage area networking software. In recent years, storage software has become a critical component in the success of business enterprises. Today, a key competitive factor for many businesses is whether their critical data and the related software applications are protected and available without interruption 24 hours a day, seven days a week.

      VERITAS offers solutions to help solve the problems of today’s data-intensive business environments by providing essential storage software and storage virtualization solutions that enable customers to protect and access their business-critical data. Our products operate across computing environments ranging from the desktop computer to the large enterprise data center, including storage area networks, or SAN, to protect critical data, to provide high availability and to guard against disasters. VERITAS products help businesses make sure that their data is protected, accessible at all times, and can be managed and used in compliance with business policies.

      Demand for storage software products and services is fueled by many factors. These factors include the rapid increase in the number of Internet users and the number of businesses doing business online, the continuing automation of traditional business processes, the ever increasing quantity of data being collected and the need for data to be protected and accessible at all times, particularly in the event of a disaster. Our products help to improve the levels of centralization, control, automation and manageability in computing environments, which allows information technology, or IT, managers to be significantly more effective with constrained human and financial resources. Specifically, our products offer protection against data loss and file corruption, allow rapid recovery after disk or computer system failure, enable IT managers to work efficiently with large numbers of files, and make it possible to manage data distributed on large networks of computer systems without harming productivity or interrupting users. In addition, our products provide continuous availability of data in clustered computer systems that share disk resources to maintain smooth business operations. Our products are highly scalable, allowing our customers to keep up with the growth of data and technologies deployed in their businesses. In summary, our products help our customers manage their data storage in complex and diverse computing environments efficiently and cost-effectively.

      We develop and sell products for most popular operating systems, including various versions of UNIX (including Linux) and Windows. We also develop and sell products that support a wide variety of servers, storage devices, databases and network solutions. Customers use our software solutions in a wide variety of industries, and include many leading global corporations and e-commerce businesses. We also provide a full range of services to assist our customers in assessing, architecting and implementing their storage software solutions.

      Our principal executive offices are located at 350 Ellis Street, Mountain View, California 94043. Our telephone number is (650) 527-8000.

RISK FACTORS

      Our business faces significant risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations could suffer, and the trading price of our common stock could decline.

Our revenue may fluctuate significantly, which could cause the market price of our securities to decline

      We may experience a shortfall in revenue in any given quarter. Any such shortfall in revenue could cause the market price of securities to fall substantially. Our revenue in general, and our license revenue in particular, are difficult to forecast and are likely to fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside of our control. These factors include:

•	the possibility that our customers may cancel, defer or limit purchases as a result of reduced information technology budgets or the current weak or uncertain general economic and industry conditions;

•	the timing and magnitude of sales through our original equipment manufacturer customers, including Hewlett-Packard, IBM, Microsoft, Oracle and Sun Microsystems;

•	the possibility that a slowdown in sales by our original equipment manufacturer customers could result in reduced demand for our products and services;

•	the unpredictability of the timing and magnitude of sales to the retail channel by our resellers and sales by our direct sales force, both of which tend to generate sales later in a quarter than original equipment manufacturer sales;

•	the timing of revenue recognition for sales of software products and services;

•	the introduction, timing and market acceptance of new products and services;

•	changes in data storage and networking technology or introduction of new operating system upgrades by our original equipment manufacturer customers, which could require us to modify our products and services or to develop new products or services;

•	the relative growth rates of the Windows NT, UNIX and Linux markets;

•	the rate of adoption of storage area networks and network attached storage appliance technology and the timing and magnitude of sales of our storage area networking products and services that incorporate these;

•	the rate of adoption of network attached storage appliance technology and the timing and magnitude of sales of our network attached storage appliance products and services;

•	the extent to which our customers renew their service and maintenance contracts with us;

•	changes in our pricing policies and distribution terms;

•	the timing and amount of revenue attributable to our end-user customers whose businesses are substantially dependent on the Internet or the telecommunications markets, whose ability to purchase our products may be adversely affected by their inability to raise additional capital or to meet their business objectives;

•	the possibility that our customers may defer purchases in anticipation of new products or product updates by us or by our competitors;

•	the possibility that our customers may cancel, defer or limit purchases as a result of the threat of terrorism or military actions taken by the United States or its allies in reaction to that threat;

•	the possibility that air travel delays or cancellations and air travel restrictions imposed by many companies could adversely affect our licensing efforts or our services revenue, as they result in our inability to visit customer sites and result in our customers inability to visit our offices;

•	the overall demand for data availability products and services, which is likely to be lower in weak or uncertain general economic and industry conditions; and

•	the possibility of a worsening of weak economic and industry conditions.

      In the current uncertain economic environment, our revenue, and our license revenue in particular, are extremely difficult to forecast and will likely be less predictable from quarter to quarter. You should not rely on the results of any prior periods as an indication of our future performance. If we have a shortfall in revenue in any given quarter, we probably will not be able to reduce our operating expenses quickly in response. Therefore, any significant shortfall in revenue could have an immediate adverse effect on our operating results for that quarter. In addition, it is possible that in some future periods our operating results may be below the expectations of securities analysts or investors. If this occurs, the price of our common stock may decline.

Our revenue may fluctuate because we depend on large orders from end-user customers for a significant portion of our revenue

      We depend on large orders from end-user customers, which entail lengthy sales cycles, for a significant portion of our revenue. Our revenue for a quarter could fluctuate significantly based on whether a large sale near the end of a quarter is completed or delayed. Sales to our end-user customers generally range in value from a few thousand to several million dollars. In recent quarters, increases in revenue were partially attributable to a greater number of these large end-user transactions. This trend may not continue. The effort to close these large sales is typically complex and lengthy. Therefore, our revenue for a given period is likely to be affected by the timing of these large orders, which makes it difficult for us to predict that revenue. The factors that could delay these large orders include:

•	time needed for end-user customers to evaluate our software;

•	customer budget restrictions or more lengthy approval processes, particularly in uncertain general economic and industry conditions;

•	customer internal review and testing procedures; and

•	engineering work needed to integrate our software with customers’ systems.

Our business could be adversely affected if we fail to manage our growth effectively

      If we fail to manage our growth effectively, our business and operating results could be adversely affected, which could cause the market price of our securities to fall. We expect to continue to grow our operations domestically and internationally, and to increase our headcount. The growth in our operations and headcount has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage this growth and our future anticipated growth, we may experience higher operating expenses, and we may be unable to meet the expectations of securities analysts or investors with respect to future operating results. To manage this growth we must continue to:

•	improve our financial and management controls, reporting systems and procedures and proprietary information control procedures;

•	continue to add and integrate new senior management personnel;

•	improve our licensing models and procedures;

•	hire and train qualified employees;

•	retain qualified employees and manage employee performance;

•	control expenses;

•	integrate geographically dispersed operations; and

•	invest in our internal networking, data center, applications, infrastructure and facilities.

      We have committed a significant amount of money to obtaining additional facilities to accommodate our current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than we anticipate, we may not be able to reduce expenses to the same degree. If we incur operating expenses out of proportion to revenue in any given quarter, our operating results could be adversely impacted.

To grow our business, we need to attract and retain qualified employees

      Our future growth and success depends on our ability to hire and retain qualified employees, as needed, and to manage our employee base effectively. If we are unable to hire and retain qualified employees, our business and operating results could be adversely affected. Conversely, if we fail to manage employee performance or reduce staffing levels when necessary, our costs would be excessive and our business and operating results could be adversely affected. We need to hire additional sales, technical, and senior management personnel to support the planned expansion of our business and to meet the anticipated increased customer demand for our products and services. Competition for people with the skills we require is intense, particularly in the San Francisco Bay Area where our headquarters are located, and the high cost of living in this area makes our recruiting and compensation costs higher. As a result, we expect to continue to experience increases in compensation costs. In addition, the exercise of stock options in the U.S. and certain foreign jurisdictions may result in substantial increases in employer payroll tax liabilities. We cannot assure you that we will be successful in hiring or retaining new personnel. Even if we are successful in hiring and retaining new personnel, the resulting growth is likely to be disruptive to our business and could have an adverse effect on our ability to maintain our anticipated growth.

The loss of key personnel could adversely affect our business

      Our future anticipated growth and success depends on the continued service of our key sales, technical and senior management personnel. Many of our senior personnel have been with us for a number of years, and we cannot assure you that we will be able to retain them. The loss of senior personnel can result in significant disruption to our ongoing operations, and new senior personnel must spend a significant amount of time learning our business and our systems in addition to performing their regular duties. Even though we have entered into employment agreements with some key management personnel, these agreements cannot prevent their departure. We do not have nor do we intend to obtain key person life insurance covering any of our personnel.

We face intense competition, which could cause us to lose market share

      We have a number of competitors in the markets for our various products. If existing or new competitors gain market share in any of these markets, our business and operating results could be adversely affected. Our principal competitors are internal development groups with original equipment manufacturers that provide data availability functions to support their systems, as well as hardware and software vendors that offer backup and file system and volume management, clustering and replication, and storage area networking products.

      Many of our competitors have greater financial, technical sales, marketing and other resources than we do. Our future and existing competitors could introduce products with superior features, scalability and functionality at lower prices than our products, and could also bundle existing or new products with other more established products in order to compete with us. Our competitors could also gain market share by acquiring or forming strategic alliances with our other competitors. Finally, because new distribution methods offered by the Internet and electronic commerce have removed many of the barriers to entry historically faced by start-up companies in the software industry, we expect to face additional competition from these companies in the future.

We distribute our products through multiple distribution channels, each of which is subject to risks

      We sell our products through original equipment manufacturers, through direct sales and through a retail distribution channel. If we fail to manage our distribution channels successfully, they may conflict with one another or otherwise not function as we anticipate, and our business and operating results could be adversely affected.

      Retail distribution. Some of our software products are sold primarily in the retail channel, which poses different challenges than we face in selling most of our products, including:

•	the VERITAS brand does not have high recognition in the retail channel;

•	retail distribution typically involves shorter product life cycles;

•	the retail channel has higher risks of product returns, higher marketing expenses and less predictable market demand; and

•	our retail distributors have no obligation to continue selling our products and may terminate their relationships with us at any time.

      Direct sales. We also depend on our direct sales force to sell our products. This involves a number of risks, including:

•	longer sales cycles for direct sales efforts;

•	our need to hire, train, retain and motivate our direct sales force; and

•	the length of time it takes our new sales representatives to become productive.

      Original equipment manufacturers. A portion of our revenue comes from our original equipment manufacturer customers that incorporate our data availability software into systems they sell. Risks associated with our original equipment manufacturer customers include:

•	we have no control over the shipping dates or volumes of systems they ship;

•	they have no obligation to recommend or offer our software products;

•	they have no minimum sales requirements and can terminate our relationship at any time;

•	a significant period of time may elapse before we realize any associated revenue, due to development work that we must generally undertake under the agreement with our original equipment manufacture customers.

•	significant time may be needed for the sales and marketing organizations within these customers and distributors to become familiar with and gain confidence in our products;

•	they could choose to develop their own data availability products and incorporate those products into their systems instead of our products;

•	they could develop enhancements to and derivative products from our products; and

•	they could change their own base products, which could make it difficult for us to adapt our products to theirs.

      Finally, our original equipment manufacturer customers compete with one another. If one of our original equipment manufacturer customers views the products we have developed for another original equipment manufacturer as competing with its products, it might decide to stop doing business with us, which could adversely affect our business and our operating results.

Some of our original equipment manufacturer agreements may not result in increased product sales

      We have important original equipment manufacturer agreements with Hewlett-Packard, IBM, Microsoft and Sun Microsystems. Unlike some of our other original equipment manufacturer agreements under which we sell off-the-shelf versions of our products, under these agreements we develop unique or limited functionality versions of our products to be included in these original equipment manufacturers’ systems software and products. If we are unable to leverage these relationships to increase product sales, we will have expended significant resources without generating corresponding revenue, which could adversely affect our business and our operating results. These relationships require our personnel to develop expertise with respect to the original equipment manufacturers’ products and markets and to cooperate closely with their personnel. We cannot assure you that we will be able to attract and retain qualified employees to work with our original equipment manufacturer customers or to develop and improve the products designed for these customers.

We face uncertainties porting products to new operating systems and developing new products

      Many of our products operate primarily on the UNIX computer operating system. We are currently redesigning, or porting, these products to operate on the Windows NT operating system. We are also developing new products for UNIX and for Windows NT. In addition, we entered into an agreement with IBM under which we will port our complete set of data availability products to AIX/Monterey for IBM POWER PC and the Intel IA-64 processor-system. We may not be able to accomplish any of this work quickly or cost-effectively, and it is not clear what the relative growth rates of these operating systems are. These activities require substantial capital investment, the devotion of substantial employee resources and the cooperation of the owners of the operating systems to or for which the products are being ported or developed. For example, our porting and development work for the Windows NT market has required us to hire additional personnel with expertise on these platforms and to devote engineering resources to these projects. For some operating systems, we must obtain from the owner of the operating system a source code license to portions of the operating system software to port some of our products to or develop products for the operating system. Operating system owners have no obligation to assist in these porting or development efforts. If they do not grant us a license or if they do not renew our license, we may not be able to expand our product line into other areas.

Sales of a small number of product lines make up a substantial portion of our revenue

      We derive and expect to derive a substantial majority of our revenue from a limited number of software products. For the year ended December 31, 2001, we derived approximately $951.4 million, or 86%, of our user license fees from our core technologies, including data protection and file system and volume management products. If our customers do not continue to purchase these products as a result of competition, technological change, budget constraints or other factors, our revenue would decrease and our business and operating results would be adversely affected.

We derive a significant amount of revenue from only a few customers

      Although in 2001, 2000 and 1999 no single customer accounted for greater than 10% of our total net revenue, we typically derive significant revenue from a small number of customers, including our original equipment manufacturer customers. If any of them were to reduce purchases of products or services from us, our business would be adversely affected unless we were able to increase sales to other customers substantially. Many of these customers have recently announced that their own businesses are slowing, which could adversely affect their demand for our products and services. We do not have a contract with any of these customers that requires the customer to purchase any specified number of software licenses from us. Therefore, we cannot be sure that these customers will continue to purchase our products at current levels.

Our success depends on our ability to develop new and enhanced products that achieve widespread market acceptance

      Our future success depends on our ability to address the rapidly changing needs of our customers by developing and introducing new products, product updates and services on a timely basis, by extending the operation of our products on new platforms and by keeping pace with technological developments and emerging industry standards. In order to grow our business, we are committing substantial resources to developing new software products and services, including software products and services for the storage area networking market and the network attached storage appliance market. Each of these markets is new and unproven, and industry standards for these markets are evolving and changing. If these markets do not develop as anticipated, or demand for our products and services in these markets does not materialize or occurs more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.

Our international sales and operations create special problems that could adversely affect our operating results

      An investment in our securities may be riskier than an investment in other businesses because we expect to derive an increasing percentage of our revenue from customers located outside of the U.S. We have significant operations outside of the U.S., including engineering, sales, customer support and production operations, and we plan to expand our international operations. As of December 31, 2001, we had approximately 1,000 employees in Europe, 706 employees in the Asia-Pacific region, and 107 employees in Japan. Our foreign operations are subject to risks, including:

•	potential loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;

•	imposition of foreign laws and other governmental controls, including trade restrictions;

•	fluctuations in currency exchange rates and economic instability such as higher interest rates and inflation, which could reduce our customers’ ability to obtain financing for software products or which could make our products more expensive in those countries;

•	difficulties in hedging foreign currency transaction exposures;

•	longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

•	difficulties in staffing and managing our foreign operations, including difficulties related to administering our stock option plan in foreign countries and difficulties related to the new organizational structure in Europe that we implemented in 2001;

•	difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations;

•	seasonal reductions in business activity in the summer months in Europe and other countries;

•	costs and delays associated with developing software in multiple languages; and

•	political unrest or terrorism, particularly in areas in which we have facilities.

      In addition, our foreign sales are denominated in local currency, creating risk of foreign currency translation gains and losses that could adversely affect our business and operating results. We receive significant tax benefits from sales to our non-U.S. customers. These benefits are contingent upon existing tax regulations in both the U.S. and in the countries in which our international customers are located. Future changes in domestic or international tax regulations could affect our anticipated ability to continue to realize these tax benefits.

Our growth strategy is risky because it includes business acquisitions

      As part of our growth strategy, we have in the past and expect in the future to acquire other businesses, business units and technologies. Acquisitions involve a number of special risks and challenges, including:

•	diversion of management’s attention from our core business;

•	integration of acquired business operations and employees with our existing business, including coordination of geographically dispersed operations;

•	incorporation of acquired business technology into our existing product lines, including consolidating technology with duplicative functionality or designed on different technological architecture;

•	loss or termination of employees, including costly litigation resulting from the termination of those employees;

•	dilution of our then-current stockholders’ percentage ownership;

•	assumption of liabilities of the acquired business, including costly litigation related to alleged liabilities of the acquired business;

•	presentation of a unified corporate image to our customers and our employees; and

•	risk of impairment charges related to potential write-down of acquired assets in future acquisitions.

      In the past, our integration of the operations of acquired businesses took longer and was more difficult than we anticipated.

As a result of the Seagate Technology leveraged buyout and merger transaction, our subsidiary may be liable to third parties for liabilities resulting from Seagate’s operations before the transaction

      In November 2000, in the leveraged buyout and merger transaction involving VERITAS and Seagate Technology, Seagate Technology sold all of its operating assets to Suez Acquisition (Cayman) Company, and Seagate Technology became our subsidiary. As part of the transaction, Suez Acquisition Company assumed and agreed to indemnify our subsidiary and us for substantially all liabilities arising in connection with Seagate’s operations prior to the transaction. However, governmental organizations or other third parties may seek recourse against our subsidiary or us for these liabilities. Prior to the transaction, Seagate was a large, multinational enterprise that owned or leased facilities and offices in numerous states and foreign countries and employed over 60,000 people worldwide. As a result, our subsidiary could receive claims related to a wide range of possible liabilities. Some areas of potential liability include:

•	environmental cleanup costs and liabilities for claims made under federal, state or foreign environmental laws;

•	tax liabilities;

•	obligations under federal, state and foreign pension and retirement benefit laws;

•	existing or future litigation relating to the leveraged buyout or the merger transaction;

•	existing and future litigation arising from the restructuring that Seagate commenced last year, including litigation initiated by terminated employees; and

•	existing and future patent litigation.

      Any such claim, with or without merit, could be time consuming to defend, result in costly litigation and divert management attention from our core business. Moreover, if Suez Acquisition Company is unable or unwilling to indemnify our subsidiary or us under the indemnification agreement for any of these liabilities, we could experience a material adverse effect on our business and operating results.

The Seagate merger consideration may be subject to recovery under fraudulent conveyance laws

      The leveraged buyout and merger transaction involving VERITAS and Seagate Technology may be subject to review under state or federal fraudulent transfer laws in the event that a bankruptcy case or lawsuit is commenced by or on behalf of unpaid creditors of Suez Acquisition Company or any of its affiliates. Under bankruptcy laws, a court could attempt to proceed against the consideration paid to Seagate’s stockholders in the merger, or direct that amounts deposited with the trustee administering the distributions of Seagate’s tax refunds and credits be held for the benefit of creditors. A court might take one or more of these actions if it determined that when the leveraged buyout was completed, Seagate’s operating assets were sold for less than fair value and at that time Seagate, Suez Acquisition Company and their affiliates:

•	were or became insolvent;

•	were engaged in a business or transaction for which their unencumbered assets constituted unreasonably small capital; or

•	intended to incur or reasonably should have believed that they would incur debts beyond their ability to repay as those debts matured.

      A court could also proceed against the consideration paid to Seagate’s stockholders in the merger, or against Seagate’s tax refunds and credits otherwise payable to Seagate’s former stockholders following the merger, if the court found that Seagate effected the leveraged buyout with an actual intent to hinder, delay or defraud its creditors.

Our effective tax rate may increase

      Our effective tax rate could be adversely affected by several factors, many of which are outside of our control. Our effective tax rate is directly affected by the relative proportions of domestic and international revenue and income before taxes. We are also subject to changing tax laws in multiple jurisdictions in which we operate. We do not have a history of audit activity from various taxing authorities and while we believe we are in compliance with all federal, state and international tax laws, there are various interpretations of their application that could result in additional tax assessments. In addition, in November 2000, we acquired Seagate Technology, which has significant tax audit and tax litigation activity. We believe that we have meritorious defenses against asserted deficiencies and that the likely outcome of a re-determination of these asserted deficiencies by the tax settlement authorities will not result in an additional provision for income taxes. We have an indemnification agreement with Suez Acquisition Company for these deficiencies. If Suez Acquisition Company is unable to or is unwilling to indemnify our subsidiary or us under the indemnification agreement for any of these deficiencies, we could experience a material adverse effect on our business and operating results.

Our strategy of investing in development-stage companies involves a number of risks and uncertainties

      We plan to pursue a strategy of investing in development-stage companies. Each of these investments involves risks and uncertainties, including:

•	diversion of management’s attention from our core business;

•	failure to leverage our relationship with these companies to access new technologies and new markets;

•	inability to value investments appropriately or to predict changes to the future value of investments;

•	inability to manage investments effectively; and

•	loss of cash invested.

We are incurring significant accounting charges in connection with our acquisitions that created net losses in the past and could create net losses in the future

      The significant costs of integration associated with our acquisitions of NSMG, TeleBackup and NuView in 1999 increase the risk that we will not realize the anticipated benefits of those acquisitions. Because we accounted for these three acquisitions using the purchase method of accounting, we recorded goodwill and other intangible assets of approximately $3,754.9 million in 1999. This amount is being amortized over four years, and resulted in charges to operations of approximately $234.8 million per quarter. On January 1, 2002 upon adoption of newly issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, the quarterly charges related to the amortization of developed technology, goodwill and other intangibles will decrease. Refer to the “New Accounting Pronouncements” section for a discussion on the impacts of the adoption of SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets on our financial statements.

We have a significant amount of debt that we may be unable to service or repay

      In October 1997, we issued $100.0 million in aggregate principal amount of 5.25% convertible subordinated notes due 2004, of which $64.5 million was outstanding as of December 31, 2001. In August 1999, we issued $465.8 million in aggregate principal amount at maturity of 1.856% convertible subordinated notes due 2006, of which $464.7 million was outstanding as of December 31, 2001. As of December 31, 2001, the annual interest payments on our outstanding 5.25% notes were $3.4 million and the annual interest payments on our outstanding 1.856% notes were $8.6 million, all of which we plan to fund from cash flows from operations. We will need to generate substantial amounts of cash from our operations to fund interest payments and to repay the principal amount of debt when it matures, while at the same time funding capital expenditures and our other working capital needs. If we do not have sufficient cash to pay our debts as they come due, we could be in default of those debts. For example, if we do not make timely payments, the notes could be declared immediately due and payable. Our substantial leverage could also increase our vulnerability to adverse economic and industry conditions because it makes it more difficult for us to raise capital if needed. In addition, any changes in accounting rules regarding our operating leases and built-to-suit facilities may affect our debt levels and operating expenses in the future.

We may not be able to protect our proprietary information

      We rely on a combination of copyright, patent, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. We may not have the proprietary information controls and procedures in place that we need to protect our proprietary information adequately. In addition, because we license the source code for some of our products to third parties, there is a higher likelihood of misappropriation or other misuse of our intellectual property. We also license some of our products under shrink wrap license agreements that are not signed by licensees and therefore may be unenforceable under the laws of some jurisdictions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.

Third parties may claim that we infringe their proprietary rights

      We may from time to time receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we believe that we may become increasingly subject to infringement claims, including patent and copyright infringement claims. We have received several trademark claims in the past and may receive more claims in the future based on the name VERITAS, which is a word commonly used in trade names throughout Europe and the western hemisphere. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could:

•	be time consuming to defend;

•	result in costly litigation;

•	divert management’s attention from our core business;

•	require us to stop selling, to delay shipping or to redesign our product; and

•	require us to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers.

      In addition, we license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

We might experience significant defects in our products

      Software products frequently contain errors or failures, especially when first introduced or when new versions are released. We might experience significant errors or failures in our products, or they might not work with other hardware or software as expected, which could delay the development or release of new products or new versions of products, or which could adversely affect market acceptance of our products. Our end-user customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for software products generally. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs, and our business and operating results could be adversely affected.

Natural disasters or power outages could disrupt our business

      We must protect our business and our network infrastructure against damage from earthquake, flood, hurricane and similar events, as well as from power outages. Many of our operations are subject to these risks, particularly our operations located in California. We have already experienced temporary power losses in our California facilities due to power shortages that have disrupted our operations, and we may in the future experience additional power losses that could disrupt our operations. While the impact to our business and operating results has not been material, we cannot assure you that power losses will not adversely affect our business in the future, or that the cost of acquiring sufficient power to run our business will not increase significantly. A natural disaster or other unanticipated problem could adversely effect our business, including both our primary data center and other internal operations and our ability to communicate with our customers or sell our products over the Internet.

Some provisions in our charter documents may prevent or deter certain corporate actions

      Some of the provisions in our charter documents may deter or prevent certain corporate actions, such as a merger, tender offer or proxy contest, which could affect the market value of our securities. These provisions include:

•	our board of directors is authorized to issue preferred stock with any rights it may determine;

•	our board of directors is classified into three groups, with each group of directors to hold office for three years;

•	our stockholders are not entitled to cumulate votes for directors and may not take any action by written consent without a meeting; and

•	special meetings of our stockholders may be called only by our board of directors, by the chairman of the board or by our chief executive officer, and may not be called by our stockholders.

      We also have in place a stockholder rights plan that is designed to discourage coercive takeover offers.

Our stock price may be volatile in the future, and you could lose the value of your investment

      The market price of our common stock has experienced significant fluctuations and may continue to fluctuate significantly, and you could lose the value of your investment. The market price of our common stock may be adversely affected by a number of factors, including:

•	announcements of our quarterly operating results or those of our competitors or our original equipment manufacturer customers;

•	changes in earnings estimates by securities analysts;

•	announcements of planned acquisitions by us or by our competitors;

•	the gain or loss of a significant customer;

•	announcements of new products by us, our competitors or our original equipment manufacturer customers; and

•	slowdowns in the economy generally.

      The stock market in general, and the market prices of stocks of other technology companies in particular, have experienced extreme price volatility, which has adversely affected and may continue to adversely affect the market price of our common stock for reasons unrelated to our business or operating results.

USE OF PROCEEDS

      We will not receive any proceeds from the issuance of common stock upon exchange of the TeleBackup Exchangeco Inc. exchangeable shares.

PLAN OF DISTRIBUTION

Exchangeable Shares

      Pursuant to the terms of a Plan of Arrangement, under section 186 of the Business Corporations Act (Alberta), TeleBackup Systems Inc. (“TeleBackup”) has undergone a reorganization of capital whereby among other things, a properly electing holder of TeleBackup common shares outstanding at the effective time of the combination of TeleBackup and VERITAS received, for each TeleBackup common share owned, 0.26466 shares issued by TeleBackup Exchangeco Inc. (“Exchangeco”), an Alberta subsidiary of VERITAS, exchangeable for shares of VERITAS common stock. Former holders of TeleBackup common shares who properly exercised their rights of dissent and are ultimately entitled to be paid fair value for their shares did not receive any exchangeable shares.

      VERITAS common stock may be issued to holders of exchangeable shares as follows, each of which is described below in greater detail:

•	holders of exchangeable shares may require at any time that their exchangeable shares be exchanged for an equivalent number of shares of VERITAS common stock;

•	VERITAS may redeem such exchangeable shares by exchanging therefor an equal number of shares of VERITAS common stock at any time after the earlier of the seventh anniversary date of the effective time of the combination of TeleBackup and VERITAS or such date as there are fewer than 50,000 exchangeable shares outstanding; and

•	upon liquidation of VERITAS or Exchangeco, holders of exchangeable shares may be required to, or may elect to, exchange such exchangeable shares for shares of VERITAS common stock.

      No broker, dealer or underwriter has been engaged in connection with the offering of the VERITAS common stock covered hereby.

Procedures for Issuance of VERITAS Common Stock

      Election by Holders to Exchange Exchangeable Shares. Holders of the exchangeable shares can require Exchangeco to redeem, which is referred to in this prospectus as a retraction, any or all such exchangeable shares owned by them and to receive an equivalent number of shares of VERITAS common stock plus an additional amount equivalent to all declared and unpaid dividends on such exchangeable shares. Holders of the exchangeable shares may effect such retraction by presenting to Exchangeco or its transfer agent (i) the certificate or certificates representing the exchangeable shares the holder desires to retract, (ii) a duly executed statement specifying the number of exchangeable shares the holder wishes to retract and the business day upon which the holder desires to receive the VERITAS common stock, which day must be five business days after the request is received by Exchangeco, and which we refer to in this prospectus as the retraction date, and (iii) such other documents as may be required to effect the retraction of the exchangeable shares, which we refer to in this prospectus as the retraction request.

      Upon receipt of the exchangeable shares, the retraction request and other required documentation, Exchangeco must immediately notify VERITAS of the retraction request. VERITAS will then have two business days in which to exercise an overriding right, which we refer to in this prospectus as the retraction call right, to purchase all such exchangeable shares by the delivery of an equivalent number of shares of VERITAS common stock plus an additional amount equivalent to the full amount of all declared and unpaid dividends on the exchangeable shares, which we refer to in this prospectus as the retraction price, to the transfer agent for delivery to such holder on the retraction date. A holder of exchangeable shares may withdraw its retraction request by giving written notice to Exchangeco before the close of business on the business day immediately preceding the retraction date. A withdrawal of a retraction request will also revoke the retraction call right of VERITAS. In the event VERITAS determines not to exercise its retraction call right and provided that the retraction request is not revoked by the holder of the exchangeable shares, Exchangeco is obligated to deliver the retraction price to the holder by the retraction date. If only a part of the exchangeable shares represented by any certificate are redeemed, a new certificate for the balance of such exchangeable shares will be issued to the holder at Exchangeco’s expense. VERITAS intends to exercise its retraction call right with respect to each retraction request.

      Redemption of Exchangeable Shares. Subject to applicable law and the redemption call right of VERITAS described below, on any date after seven years after the effective time of the combination of TeleBackup and VERITAS as is specified by the Exchangeco board of directors, or such earlier date as specified by the Exchangeco board of directors if there are fewer than 50,000 exchangeable shares outstanding (other than exchangeable shares held by VERITAS and entities controlled by VERITAS and subject to adjustments to such number of shares to reflect permitted changes to exchangeable shares), which we refer to in this prospectus as the optional redemption date, Exchangeco must redeem all, but not less than all, of the then-outstanding exchangeable shares in exchange for an equal number of shares of VERITAS common stock, plus an additional amount equivalent to the full amount of all declared and unpaid dividends on such exchangeable shares, or the redemption price. Notwithstanding any proposed redemption of the exchangeable shares by Exchangeco, VERITAS will have an overriding right, which we refer to in this prospectus as the redemption call right, to purchase unilaterally on the business day before any optional redemption date all, but not less than all, of the outstanding exchangeable shares at the redemption price in exchange for one share of VERITAS common stock for each such exchangeable share, plus an additional amount equivalent to the full amount of declared and unpaid dividends on such exchangeable share.

      Exchangeco shall, at least 120 days before any optional redemption date, provide the registered holders of exchangeable shares with written notice of the proposed redemption of the exchangeable shares by Exchangeco or the purchase by VERITAS under its redemption call right, as the case may be. On or after any optional redemption date, upon the holder’s presentation and surrender of the certificates representing the exchangeable shares and such other documents as may be required at the office of the transfer agent or the office of Exchangeco, Exchangeco will deliver the redemption price to the holder at the address of the holder recorded in the securities register or by holding the redemption price for pick up by the holder at the registered office of Exchangeco or the office of the transfer agent as specified in the written notice.

      Liquidation of Exchangeco. Upon the occurrence of a liquidation, dissolution or winding up of Exchangeco or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs, holders of the exchangeable shares have preferential rights to receive from Exchangeco one share of VERITAS common stock (or an amount equal to one share of VERITAS common stock) for each exchangeable share they hold, plus an additional amount equivalent to the full amount of any declared and unpaid dividends on each such exchangeable share, which we refer to in this prospectus as the liquidation amount. In the event of a proposed liquidation, dissolution or winding up of Exchangeco, VERITAS has the right to purchase all of the outstanding exchangeable shares from the holders thereof at the effective time of any such liquidation, dissolution, or winding up in exchange for the liquidation amount.

      Liquidation of VERITAS. Upon the occurrence of a VERITAS liquidation event (as described below), in order for the holders of the exchangeable shares to participate on a pro rata basis with the holders of VERITAS common stock, each holder of exchangeable shares will automatically receive in exchange therefor an equivalent number of shares of VERITAS common stock, plus an additional amount equivalent to the full amount of any declared and unpaid dividends on such exchangeable shares. A VERITAS liquidation event means (i) any determination by the VERITAS board of directors to institute voluntary liquidation, dissolution, or winding up proceedings with respect to VERITAS or to effect any other distribution of assets of VERITAS among its stockholders for the purpose of winding up its affairs; or (ii) immediately upon the earlier of (A) receipt by VERITAS of notice of, and (B) VERITAS becoming aware of any threatened or instituted claim, suit or proceedings with respect to the involuntary liquidation, dissolution or winding up of VERITAS or to effect any other distribution of assets of VERITAS among is stockholders for the purpose of winding up its affairs. To effect the automatic exchange of exchangeable shares for shares of VERITAS common stock, VERITAS will deem each exchangeable share to be exchanged for the liquidation amount on the fifth business day prior to the effective date of the VERITAS liquidation event. Upon a holder’s request and surrender of exchangeable share certificates, duly endorsed in blank and accompanied by such instruments of transfer as VERITAS may reasonably require, VERITAS will deliver to such holder, certificates representing an equivalent number of shares of VERITAS common stock.

LEGAL MATTERS

      Fenwick & West LLP, Palo Alto, California has provided us with an opinion as to legal matters in connection with the common stock offered by this prospectus.

EXPERTS

      The consolidated financial statements and schedule of VERITAS Software Corporation as of December 31, 2001 and for the year ended December 31, 2001, have been incorporated by reference herein and in the registration statement in reliance on the report of KPMG LLP, independent accountants, and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule for the two years ended December 31, 2000, included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS

      The Securities and Exchange Commission allows us to incorporate by reference in this prospectus the information that we file with the Securities and Exchange Commission. This means that we can disclose important information by referring the reader to those Securities and Exchange Commission filings. The information incorporated by reference is considered to be part of this prospectus, and later information we file with the Securities and Exchange Commission will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until termination of the offering:

•	our Annual Report on Form 10-K for the year ended December 31, 2001.

•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC under Section 12 of the Exchange Act on June 2, 1999, and any amendment or report filed for the purpose of updating such description.

      The information that is incorporated into this prospectus by reference to one or more documents that we have filed with the Securities and Exchange Commission (including any exhibits that are specifically incorporated by reference into the information that this prospectus incorporates) is available upon request without charge from Investor Relations, VERITAS Software Corporation, 350 Ellis Street, Mountain View, California 94043 (telephone number (650) 527-8000). Recipients should make all requests for documents by the fifth business day before they make their final investment decision, to be sure the documents arrive on time. Information that has been incorporated by reference is considered part of this prospectus and disclosed to investors, whether or not investors obtain a copy of the document containing the information.

      This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports that we file with the Securities and Exchange Commission after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the following public reference facilities maintained by the SEC:

Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549	Northwestern Atrium Center 5000 West Madison Street, Suite 1400 Chicago, IL 60661	233 Broadway New York, NY 10048

      Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC also maintains the web site, www.sec.gov, which contains reports, proxy and information statements and other information that is filed electronically with the Securities and Exchange Commission.

      This prospectus forms a part of a registration statement we have filed under the Securities Act with the Securities and Exchange Commission with respect to the shares to be issued upon exchange of the Exchangeco exchangeable shares. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as described above.

VERITAS SOFTWARE CORPORATION

PROSPECTUS

April 8, 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

      The aggregate estimated expenses to be paid by the Registrant in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$27,774
Accounting fees and expenses	10,000
Legal fees and expenses	10,000
Printing and engraving expenses	7,500
Miscellaneous	4,726

Total	$60,000

      All amounts are estimated except the Securities and Exchange Commission registration fee.

ITEM 15. Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

      As permitted by the Delaware General Corporation Law, the Registrant’s Amended and Restated Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit.

      As permitted by the Delaware General Corporation Law, the Amended and Restated Bylaws of the Registrant provide that (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (ii) the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (iv) the rights conferred in the Bylaws are not exclusive.

      The Registrant’s policy is to enter into indemnity agreements with each of its directors and officers. The indemnity agreements provide that directors and officers will be indemnified from and against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines, ERISA excise taxes or penalties and settlement amounts, any interest or charges imposed thereon, and any taxes imposed as a result of the receipt of any payments under the indemnity agreements, paid or reasonably incurred by such directors and officers in any action, suit or proceeding, or any inquiry, hearing or investigation that might lead to an action, suit or proceeding, on account of their services as a director, officer or other agent of the Registrant or a predecessor corporation, or as directors, officers or other agents of any other entity when they are serving in such capacities at the request of the Registrant. The Registrant will not be obligated pursuant to the agreements to indemnify or advance expenses to an indemnified party (i) with respect to proceedings or claims initiated by the indemnified party against the Registrant or any director or officer of Registrant unless the Registrant has joined in, and except with respect to a proceeding authorized by the board of directors and successful proceedings brought to enforce a right to indemnification and/or advancement of expenses under the indemnity agreements; (ii) for any amounts paid in settlement of a proceeding unless the Registrant consents to such settlement; (iii) with respect to any judicial award if the Registrant was not given reasonable and timely opportunity to participate in the defense of such proceeding, or (iv) for any acts, omissions, transactions or circumstances for which indemnification is prohibited by applicable state or federal law.

      The indemnification provisions in the Bylaws and the indemnification agreements entered into between the Registrant and its directors and officers may be sufficiently broad to permit indemnification of the Registrant’s directors and officers for liabilities arising under the Securities Act of 1933, as amended. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

      In connection with the acquisition by the Registrant of Seagate Software Network & Storage Management Group, Inc. and TeleBackup Systems Inc., the Registrant agreed to maintain indemnification provisions in its charter documents that are identical to provisions contained in the charter documents of the Registrant’s predecessor corporation. The Registrant also agreed to honor in all respects each of the indemnity agreements that its predecessor entered into with its officers and directors before the acquisitions whether or not such persons continue in their positions with the Registrant. In connection with the Seagate Software Network & Storage Management Group acquisition, the Registrant agreed to use commercially reasonable efforts to maintain director and officer liability insurance with coverages similar to the coverages its predecessor maintained prior to the acquisition for at least six years after the effective time of such acquisition. These covenants are contained in the Amended and Restated Agreement and Plan of Reorganization, filed with the Commission on April 19, 1999 as Exhibit 2.01 to the Registrant’s Registration Statement on Form S-4 (File No. 333-76531) (the “Form S-4”), and in the Amended and Restated Combination Agreement, filed with the Commission as Exhibit 2.02 to the Form S-4.

ITEM 16. Exhibits.

      The following exhibits are filed herewith or incorporated by reference herein:

		Incorporated by Reference
Exhibit					Filed
Number	Exhibit Description	Form	Date	Number	Herewith

2.01	Agreement and Plan of Merger and Reorganization, dated as of March 29, 2000, by and among VERITAS Software Corporation (“VERITAS”), Victory Merger Sub, Inc. and Seagate Technology, Inc. (“Seagate”)	8-K	04/05/00	2.01
2.02	Stock Purchase Agreement, dated as of March 29, 2000, by and among Suez Acquisition Company (Cayman) Limited (“Suez”), Seagate and Seagate Software Holdings, Inc.	8-K	04/05/00	2.02
2.03	Consolidated Amendment to Stock Purchase Agreement, Agreement and Plan of Merger and Reorganization and Indemnification Agreement, and Consent, dated as of August 29, 2000, by and among VERITAS, Victory Merger Sub, Inc., Seagate, Seagate Software Holdings, Inc. and Suez	S-4/ A	08/30/00	2.05
2.04	Consolidated Amendment No. 2 to Stock Purchase Agreement, Agreement and Plan of Merger and Reorganization and Indemnification Agreement, and Consent, dated October 17, 2000, by and among VERITAS, Victory Merger Sub, Inc., Seagate, Seagate Software Holdings, Inc. and Suez	S-4/A	10/19/00	2.04
2.05	Amended and Restated Agreement and Plan of Reorganization by and among VERITAS, VERITAS Operating Corporation (“VOC”), Seagate, Seagate Software, Inc. (“Seagate Software”) and Seagate Software Network & Storage Management Group, Inc.	S-4	04/19/99	2.01
2.06	Amended and Restated Combination Agreement by and between VOC and TeleBackup Systems, Inc.	S-4	4/19/99	2.02
3.01	Amended and Restated Certificate of Incorporation of VERITAS	8-A	6/2/99	3.01
3.02	Certificate of Amendment of Amended and Restated Certificate of Incorporation of VERITAS	8-A	6/2/99	3.02
3.03	Certificate of Amendment of Amended and Restated Certificate of Incorporation of VERITAS	S-8	6/2/00	3.03
3.04	Amended and Restated Bylaws of VERITAS	S-4	9/28/00	3.04

			Incorporated by Reference
Exhibit						Filed
Number		Exhibit Description	Form	Date	Number	Herewith

4.01		Indenture dated as of October 1, 1997 between VOC and State Street Bank and Trust Company of California, N.A.	10-Q	6/30/99	4.03
4.02		Amended and Restated First Supplemental Indenture dated July 30, 1999 by and among VERITAS, VOC and State Street Bank and Trust of California, N.A.	S-1	7/27/99	4.04
4.03		Registration Rights Agreement dated as of October 1, 1997 between VOC and UBS Securities LLC	10-Q	9/30/99	4.07
4.04		Form of Rights Agreement between VERITAS and the Right Agent, which includes as Exhibit A the forms of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Right Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares	S-4	4/19/99	4.06
4.05		Form of Registration Rights Agreement between VERITAS and Seagate Software	S-4	4/19/99	4.07
4.06		Form of Stockholder Agreement between VERITAS, VOC, Seagate Software and Seagate	S-4	4/19/99	4.08
4.07		Form of Specimen Stock Certificate	S-1	10/22/93	4.01
4.08		Form of Indenture among VERITAS, VOC State Street Bank and Trust Company of California, N.A., as Trustee	S-1	7/27/99	4.10
5.01	*	Opinion of Fenwick & West LLP
23.01	*	Consent of Fenwick & West LLP (included in Exhibit 5.01)
23.02		Consent of Independent Auditors				X
23.03		Consent of Ernst & Young LLP, Independent Auditors				X
24.01	*	Power of Attorney

*	Previously filed as an exhibit to this registration statement.

ITEM 17. Undertakings.

      The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made pursuant to this Registration Statement, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by paragraphs (1)(i) or (1)(ii) is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on April 8, 2002.

VERITAS SOFTWARE CORPORATION

By:	/s/ KENNETH E. LONCHAR

Kenneth E. Lonchar
Executive Vice President, Finance
and Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Principal Executive Officer:
/s/ GARY L. BLOOM Gary L. Bloom	Chairman of the Board, President and Chief Executive Officer	April 8, 2002

Principal Financial and Principal Accounting Officer:

/s/ KENNETH E. LONCHAR Kenneth E. Lonchar	Executive Vice President, Finance and Chief Financial Officer	April 8, 2002

Additional Directors:

* Geoffrey W. Squire	Vice-Chairman of the Board	April 8, 2002

* Fred van den Bosch	Director	April 8, 2002

* Steven Brooks	Director	April 8, 2002

* William H. Janeway	Director	April 8, 2002

* Mark Leslie	Director	April 8, 2002

* Stephen J. Luczo	Director	April 8, 2002

* Joseph D. Rizzi	Director	April 8, 2002

David J. Roux	Director

*By: /s/ KENNETH E. LONCHAR Kenneth E. Lonchar	Attorney-in-fact

EXHIBIT INDEX

		Incorporated by Reference
Exhibit					Filed
Number	Exhibit Description	Form	Date	Number	Herewith

2.01	Agreement and Plan of Merger and Reorganization, dated as of March 29, 2000, by and among VERITAS Software Corporation (“VERITAS”), Victory Merger Sub, Inc. and Seagate Technology, Inc. (“Seagate”)	8-K	04/05/00	2.01
2.02	Stock Purchase Agreement, dated as of March 29, 2000, by and among Suez Acquisition Company (Cayman) Limited (“Suez”), Seagate and Seagate Software Holdings, Inc.	8-K	04/05/00	2.02
2.03	Consolidated Amendment to Stock Purchase Agreement, Agreement and Plan of Merger and Reorganization and Indemnification Agreement, and Consent, dated as of August 29, 2000, by and among VERITAS, Victory Merger Sub, Inc., Seagate, Seagate Software Holdings, Inc. and Suez	S-4/ A	08/30/00	2.05
2.04	Consolidated Amendment No. 2 to Stock Purchase Agreement, Agreement and Plan of Merger and Reorganization and Indemnification Agreement, and Consent, dated October 17, 2000, by and among VERITAS, Victory Merger Sub, Inc., Seagate, Seagate Software Holdings, Inc. and Suez	S-4/ A	10/19/00	2.04
2.05	Amended and Restated Agreement and Plan of Reorganization by and among VERITAS, VERITAS Operating Corporation (“VOC”), Seagate, Seagate Software, Inc. (“Seagate Software”) and Seagate Software Network & Storage Management Group, Inc.	S-4	04/19/99	2.01
2.06	Amended and Restated Combination Agreement by and between VOC and TeleBackup Systems, Inc.	S-4	4/19/99	2.02
3.01	Amended and Restated Certificate of Incorporation of VERITAS	8-A	6/2/99	3.01
3.02	Certificate of Amendment of Amended and Restated Certificate of Incorporation of VERITAS	8-A	6/2/99	3.02
3.03	Certificate of Amendment of Amended and Restated Certificate of Incorporation of VERITAS	S-8	6/2/00	3.03
3.04	Amended and Restated Bylaws of VERITAS	S-4	9/28/00	3.04
4.01	Indenture dated as of October 1, 1997 between VOC and State Street Bank and Trust Company of California, N.A.	10-Q	6/30/99	4.03
4.02	Amended and Restated First Supplemental Indenture dated July 30, 1999 by and among VERITAS, VOC and State Street Bank and Trust of California, N.A.	S-1	7/27/99	4.04
4.03	Registration Rights Agreement dated as of October 1, 1997 between VOC and UBS Securities LLC	10-Q	9/30/99	4.07
4.04	Form of Rights Agreement between VERITAS and the Right Agent, which includes as Exhibit A the forms of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Right Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares	S-4	4/19/99	4.06
4.05	Form of Registration Rights Agreement between VERITAS and Seagate Software	S-4	4/19/99	4.07
4.06	Form of Stockholder Agreement between VERITAS, VOC, Seagate Software and Seagate	S-4	4/19/99	4.08
4.07	Form of Specimen Stock Certificate	S-1	10/22/93	4.01
4.08	Form of Indenture among VERITAS, VOC State Street Bank and Trust Company of California, N.A., as Trustee	S-1	7/27/99	4.10
5.01*	Opinion of Fenwick & West LLP
23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01)
23.02	Consent of Independent Auditors				X
23.03	Consent of Ernst & Young LLP, Independent Auditors				X
24.01*	Power of Attorney

*	Previously filed as an exhibit to this registration statement.